SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: April 7, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

EXHIBIT INDEX

1.	Annual Report

2.	Notice of Annual and Special Meeting of Shareholders

3.	Proxy Card

EXHIBIT 1

ONCOLYTICS BIOTECH INC

2007 ANNUAL REPORT

Technology Changing Life

Oncolytics Biotech Inc. is focused on the development of oncolytic viruses as a novel and effective approach to cancer treatment. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.
Oncolytics trades on the Toronto Stock Exchange (symbol ONC) and on the NASDAQ (symbol ONCY). Contents
Letter to Shareholders 1 Management’s Discussion & Analysis 4 Statement of Management’s Responsibilty 32 Auditors’ Report 33 Financial Statements 34 Notes to Financial Statements 37 Corporate Information IBC
Annual and Special Meeting The Annual and Special Meeting of the Shareholders will be held at The Yale Club of New York City, 50 Vanderbilt Avenue, New York at 9:00 a.m. on Wednesday, May 7, 2008.

Letter to Shareholders
2007 marked a significant expansion of the Company’s clinical trial program for REOLYSIN® with Phase II studies and combination drug therapy studies being expanded and initiated. This activity was supported by further advances in our preclinical development program, manufacturing, and intellectual property.
Clinical Program Developments

This past year was our most active year to date, with the announcement of results from three separate clinical trials, the approval of three additional trials in the U.S. and the U.K., and the start of enrolment in four new trials; three combination REOLYSIN® and chemotherapy trials in the U.K., and a Phase II sarcoma trial in the U.S.
In January 2007, we announced that the Medicines and Healthcare products Regulatory Agency (MHRA) had approved two, intravenous, combination trials using REOLYSIN® in combination with gemcitabine or docetaxel. These trials are in addition to the intravenous, combination REOLYSIN®/paclitaxel and carboplatin trial approved late in 2006. These three trials all began enrolling patients in the first half of 2007. The trials have two components; a small, dose escalation component that will enroll three cohorts of patients and a second component that will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN®.
The Company received clearance in April 2007 to begin a U.S. Phase II trial in patients with various sarcomas (bone and soft tissue cancers) that have metastasized to the lung. Patient enrolment began in June, and in January 2008 the Company announced that it had met the criteria to proceed to full enrolment of 52 patients. According to the trial protocol, to proceed to full enrolment Oncolytics had to demonstrate that at least one patient in the first 38 patients treated experienced a complete or partial response or stable disease for greater than six months. The third patient treated in the study was demonstrated to have stable disease by Response Evaluation Criteria in Solid Tumours (RECIST) for more than six months as measured by CT scan. A PET scan taken at the same time showed that any residual mass was metabolically inactive. At the time, 12 patients had been treated and five remained on study.
After conducting extensive preclinical work with the reovirus over the past few years, the U.S. National Cancer Institute (NCI) moved its REOLYSIN® program forward in May 2007 when it filed a protocol with the U.S. Food & Drug Administration (FDA) to conduct a Phase II systemic administration trial with REOLYSIN® for patients with metastatic melanoma. In January 2008, the NCI also filed a protocol for a Phase I/II systemic and intraperitoneal administration trial with REOLYSIN® for patients with advanced ovarian, peritoneal or fallopian tube cancers. Under its clinical trial agreement, the NCI will pay for all costs of these trials, while Oncolytics will provide REOLYSIN®. Both of these trials have received clearance from the FDA and are expected to start enrolling patients this year.
Positive final results from our Phase I U.K. systemic administration trial were presented at the American Society of Clinical Oncology (ASCO) in June. The results indicate that REOLYSIN® can be delivered systemically to patients with advanced and metastatic cancers and causes anti-tumour activity. Positive results from our U.S. Phase I systemic administration trial were also presented at ASCO. Of the 18 patients treated in the U.S. trial, eight demonstrated stable

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disease, including a patient with progressive breast cancer who experienced a 34% shrinkage in tumour volume, or a partial response. The trial was originally designed to demonstrate the safety of a single, one-hour infusion of REOLYSIN®. During the treatment of the 4th cohort of patients however, Oncolytics applied for and was granted approval to allow subsequent patients to receive repeat monthly treatments of REOLYSIN®. Of the patients eligible for retreatment, three patients received a range of two to seven one-hour infusions of REOLYSIN®.
We were also very pleased to announce positive interim results of our Phase Ia/Ib combination REOLYSIN® and radiation trial in September. Of the 11 patients treated in the Ia portion of the trial, three patients experienced significant partial responses, with stable disease noted in other, non-treated tumours. Of the 6 patients that had completed treatment in the Ib portion, three patients experienced tumour regression, as well as stable disease in non-treated tumours. The treatment was well tolerated, with mostly Grade 1 or 2 toxicities noted including fatigue, lymphopenia, fever, and neutropenia. A total of 23 patients were treated in the trial, which concluded enrolment in December 2007.
Oncolytics is also planning to initiate enrolment in another combination trial in the U.K. In October, the MHRA approved a clinical trial that will examine intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers. Patients will receive REOLYSIN® intravenously with escalating doses of cyclophosphamide. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists.
Pre-Clinical Program Developments

Oncolytics has research collaborations in place with numerous leading institutions in North America and Europe, and 2007 was an active year for our collaborators. The research that continues to support our clinical program focused on immune interaction with the reovirus, as well as the effect of combinations of chemotherapy and/or immune modulation with the reovirus.
Intellectual Property Portfolio

We continue a sustained effort to expand and broaden our intellectual property portfolio. In 2007, we secured an additional eight U.S. patents and one Canadian patent, bringing our total to more than 165 patents issued worldwide, including 25 U.S. patents and six Canadian patents. In January 2008, we secured an additional two Canadian patents.
Scaling Up Production

Last year, Oncolytics successfully completed initial scale up of our manufacturing process for REOLYSIN® to the 40-litre level, and also investigated further increases in scale to the 100-litre level. The process at the 40-litre scale can deliver 20,000 doses of REOLYSIN® at the maximum clinical dose for intravenous use, or 60,000 doses for local use. Testing at the 100-litre level is ongoing. The enhanced process allows us to keep pace with the rapidly expanding clinical program, while preparing for commercial demand in future.

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Oncolytics Biotech Inc Letter to Shareholders

Financial Resources

The Company completed a public offering in February 2007 that added gross proceeds of $12 million to our financial reserves. An over-allotment option was also fully exercised in March 2007, increasing the gross proceeds to $13.8 million. With the successful completion of the financing, cash reserves are estimated to carry the Company well into 2009.
Looking Ahead

Although 2007 was our most productive year to date, 2008 is already shaping up to surpass the many achievements in 2007 as we move forward with our Phase II program, and begin to focus our efforts in the clinical program in key indications. We expect to conclude enrolment in several of our Phase II trials in 2008. With solid preclinical and Phase I results, a scalable manufacturing process, a comprehensive intellectual property portfolio and the financial resources to support our Phase II program, we look forward to an exciting and productive 2008.
On behalf of our Board of Directors and staff at Oncolytics, we would like to thank all shareholders for their continued support.
Brad Thompson, PhD
President & CEO

March 5, 2008

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Oncolytics Biotech Inc Letter to Shareholders

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
March 5, 2008
The following information should be read in conjunction with our 2007 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2008 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
Overview

Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

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If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
REOLYSIN® Development Update For 2007

We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.
Clinical Trial Program
We began 2007 with five clinical trials of which three were actively enrolling patients and two had been recently approved to commence. During the year, we received approval to commence another three clinical trials, commenced patient enrolment in four trials and completed enrolment in one trial. We exited 2007 with a clinical trial program of eight active clinical trials of which seven are being conducted by us and one is being sponsored by the U.S. National Cancer Institute (“NCI”). As well in 2007, we announced positive clinical trial results from two clinical trials.
2007 Clinical Trial Results
U.K. Phase Ia/Ib Combination REOLYSIN® and Radiation Clinical Trial
We announced positive interim results from our U.K. Phase Ia/Ib combination REOLYSIN® and radiation clinical trial for patients with advanced or metastatic cancers in the third quarter of 2007 and completed enrolment in the fourth quarter. At the time we announced our interim results, 22 patients had been treated with 15 having completed the study. Five patients had withdrawn from the study, and two patients were still on study.
A total of 11 patients in the Ia portion of the trial received two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. Of these 11 patients, three patients (one with oesophageal, one with squamous skin carcinoma and one with squamous cell scalp cancer) experienced significant partial responses.

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One month following treatment, the oesophageal patient experienced a 28.5% reduction in the target tumour, with stable disease noted in four, non-treated tumours. At two and three months, the target tumour had shrunk 64%, with stable disease continuing in the four non-treated tumours, including a 15% volume reduction in non-treated mediastinal disease that was maintained for more than six months. The squamous skin cancer patient experienced a 50% reduction in the target tumour, as well as stable disease in two, non-treated tumours at one, two and three months post treatment. The patient with squamous cell scalp cancer experienced stable disease in the target tumour for two months which then became a partial response at three months. This patient also experienced stable disease in one non-treated tumour measured at three months post-treatment.
Patients in the Ib portion of the trial received either two, four or six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 36 Gy given in 12 fractions. Of the six patients who had completed the study at the time, three patients (one with colorectal, one with melanoma and one with lung cancer) experienced tumour regression in the target tumour, as well as stable disease in non-treated tumours.
The patient with colorectal cancer experienced a partial response with a more than 50% regression in the target tumour as well as stable disease in four, non-treated tumours measured at one month following treatment. The patient with melanoma cancer experienced minor regression in the target tumour as well as stable disease in two, non-treated tumours at one and two months following treatment. The patient with lung cancer experienced minor regression in the target tumour, as well as stable disease in three, non-treated tumours at two months following treatment.
The treatment has been well tolerated, with mostly Grade 1 or 2 toxicities noted including fatigue, lymphopenia, fever, and neutropenia. Grade 3 toxicities including cellulitis, dysphasia and diarrhoea were related to disease progression and not to the combination treatment. Viral replication was unaffected by cellular irradiation.
The primary objective of the Phase Ia/Ib trial was to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with late stage advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.
U.S. Phase I Systemic Clinical Trial
We announced positive results from our U.S. Phase I clinical trial examining the systemic administration of REOLYSIN® in patients with advanced cancers. The results indicated that REOLYSIN® can be delivered systemically to patients with advanced and metastatic cancers and cause anti-tumour activity.
A total of 18 patients were treated in the escalating dosage trial to a maximum daily dose of 3x1010 TCID50 in a one-hour infusion. Of the 18 patients treated, eight demonstrated stable disease or better, as measured by RECIST (“Response Evaluation Criteria in Solid Tumours” - a measure used by regulatory agencies in determining efficacy) including a patient with progressive breast cancer who experienced a 34% shrinkage in tumour volume.
The trial was originally designed to demonstrate the safety of a single, one-hour infusion of REOLYSIN®. During the treatment of the 4th cohort of patients, we applied for and were granted approval to allow subsequent patients to receive repeat monthly treatments of REOLYSIN®. Of the patients eligible for retreatment, three patients received a range of two to seven one-hour infusions of REOLYSIN®. Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever and fatigue.

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The primary objective of this trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.
Clinical Trials - Actively Enrolling
Throughout 2007, we continued to enroll patients in our Phase II and Phase Ib combination REOLYSIN®/radiation clinical trials in the U.K. and in our Phase I/II recurrent malignant glioma clinical trial in the U.S. As well in 2007, we commenced enrolment in the following studies:
U.S. Phase II Sarcoma Clinical Trial
We received approval to commence and initiated patient enrolment in our U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. Patients are being enrolled at the Montefiore Medical Center/Albert Einstein College of Medicine in the Bronx, New York, the University of Michigan Comprehensive Cancer Center in Ann Arbor, and the Cancer Therapy and Research Center, Institute for Drug Development in San Antonio, Texas.
This trial is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® is being given intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles.
Up to 52 patients will be enrolled in the study. Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies.
U.K. Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial
We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including head and neck, melanoma, lung and ovarian.
This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary

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objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
U.K. Combination REOLYSIN® Gemcitabine Clinical Trial
We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The combination of reovirus and gemcitabine has been shown in preclinical studies to be more effective than gemcitabine or reovirus alone at killing certain cancer cell lines.
This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
U.K. Combination REOLYSIN® Docetaxel Clinical Trial
We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. In preclinical studies, the combination of REOLYSIN® and various taxanes including docetaxel has been shown to be synergistic against a variety of cancer cell lines.
The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, prostate, lung or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

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Clinical Trials - Approved to Commence
U.K. REOLYSIN® in Combination with Cyclophosphamide
In 2007, we announced receipt of a letter of approval to commence our clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers.
The trial is an open-label, dose-escalating, non-randomized trial of REOLYSIN® given intravenously with escalating doses of cyclophosphamide. A standard dose of REOLYSIN® is administered intravenously over five consecutive days, while an intravenous dose of cyclophosphamide is administered three days before REOLYSIN® treatment and continues through the course of the treatment cycle. The total number of patients studied will depend on the number of dose levels tested, but it is anticipated to be approximately 30 patients.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial includes determining the Minimum Effective Immunomodulatory Dose of cyclophosphamide to obtain successful immune modulation. Secondary objectives include the safety profile of the combination and gathering any evidence of anti-tumour activity.
U.S. National Cancer Institute Phase II Melanoma Clinical Trial
In 2007, the NCI filed a protocol with the U.S. Food and Drug Administration for a Phase II clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®. The NCI is sponsoring the trial under our Clinical Trials Agreement that requires us to provide clinical supplies of REOLYSIN®. The trial is expected to enroll up to 47 patients with metastatic melanoma.
Pre-Clinical Trial and Collaborative Program
We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. Throughout 2007, we continued with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, and to investigate new uses for the reovirus in therapy. During 2007, in conjunction with our various collaborators, we reported the results of a number of research collaborations.
We announced that a poster presentation entitled “Reovirus Infection of Human Melanoma Cells Supports Priming of Anti-Tumour Cytotoxic T Cell Immunity” was presented by Dr. Robin Prestwich of CR-UK Clinical Centre, Leeds Institute of Molecular Medicine, University of Leeds, U.K. at the National Cancer Research Institute Cancer Conference in Birmingham, U.K. In this study, the investigators infected melanoma cell lines with reovirus. The reovirus-infected cell lines stimulated the maturation of dendritic cells, which in turn educated cancer-killing T cells to attack and kill the melanoma cells.
Dr. Maureen E. Lane et al. of Cornell University, New York, presented a poster entitled “In Vivo Synergy between Oncolytic Reovirus and Gemcitabine in Ras-Mutated Human HCT116 Xenografts” at the American Association for Cancer Research Annual Meeting in Los Angeles, CA. The researchers found that treatment of human colon cancer cell lines with the combination of REOLYSIN® and gemcitabine resulted in both in vitro and in vivo synergy. There

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was no additional toxicity associated with the combined treatment. Tumours treated with the combination were significantly smaller (by area and weight) than tumours in control groups or tumours treated with either agent alone. The researchers concluded that the synergistic combination of REOLYSIN® and gemcitabine is a promising therapeutic regimen for study in clinical trials.
An oral presentation entitled “Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer” was given by one of our collaborators, Dr. Sheila Fraser of St. James’s University Hospital in Leeds, U.K. The investigators tested reovirus in vitro against recently resected colorectal cancer liver metastases. The results showed that a significant proportion of tumour cell cultures showed susceptibility to death following reovirus infection, and also demonstrated effective replication of reovirus within these cells. In addition, dendritic cells that prime the immune system to fight cancer cells were activated by exposure to the reovirus. The investigators concluded that the data supports the development of reovirus as a novel therapy for colorectal cancer, with the potential to direct the immune system to target cancer cells.
Professor Hardev Pandha of The Royal Surrey Hospital, U.K. presented a poster entitled “Synergistic Antitumour Activity of Oncolytic Reovirus and Cisplatin in Malignant Melanoma” at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona. The results of the preclinical study showed that the combination of reovirus and cisplatin was significantly more effective than cisplatin or reovirus alone at killing melanoma cancer cells in a mouse model. The investigators concluded that the addition of chemotherapeutic agents can enhance the efficacy of reovirus therapy.
Finally, Dr. Richard Vile of the Mayo College of Medicine, Rochester, Minnesota delivered an oral presentation at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona that covered a study of systemic administration of reovirus in combination with cyclophosphamide, an immune modulator. The work demonstrated that systemic administration of reovirus in combination with cyclophosphamide enhanced tumour regression in a melanoma animal model without increasing toxicity. In addition, the investigators were able to demonstrate that the addition of cyclophosphamide significantly increased the amount of reovirus replicating within the tumour. The investigators concluded that the addition of cyclophosphamide may lead to improved efficacy of REOLYSIN® treatment.
Manufacturing and Process Development
In 2007, we completed multiple production runs to build up a supply of REOLYSIN® for our current clinical trial program. Our process development activity examined the scale up of our manufacturing process, increasing the batch size from our present cGMP scale of 20-litres to 40-litres and then to 100-litres. Finally, towards the end of 2007, we commenced the technology transfer of our 40-litre production run to a second toll manufacturer in the U.S.
Intellectual Property
During 2007, eight U.S. and one Canadian patents were issued. At the end of 2007, we had been issued over 160 patents including 25 U.S. and six Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

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Financing Activity
In 2007, we issued 4,600,000 units at a price of $3.00 per unit for net cash proceeds of $12,063,394. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.
Financial Impact
We estimated at the beginning of 2007 that our monthly cash usage would be approximately $1,400,000 for 2007. Our cash usage for the year was $13,569,594 from operating activities and $944,719 for the purchases of intellectual property and capital assets which is in line with our estimate. Our net loss for the year was $15,642,191.
REOLYSIN® Development For 2008

We plan to continue to enroll patients in our clinical trials throughout 2008 and expect to complete enrolment in our chemotherapy co-therapy trials in the U.K. and our sarcoma study in the U.S. We believe that the results from these trials will allow us to broaden our phase II clinical trial program. As well, we believe that the NCI will commence enrolment in its Phase II melanoma clinical trial and commence additional trials with REOLYSIN®.
We expect to complete the technology transfer of our 40-litre manufacturing process to our U.S. toll manufacturer and produce REOLYSIN® for our clinical trial program throughout 2008. We believe we will complete our 100-litre scale up studies and will begin to examine a lyophilization (freeze drying) process for REOLYSIN®.
We estimate, based on our expected activity for 2008 that our monthly cash usage will increase to $1,660,000 per month (see “Liquidity and Capital Resources”).
Recent 2008 Progress

Clinical Trial Program
U.S. Phase II Interim Update
On January 31, 2008, we announced that we met the initial criteria to proceed to full enrolment in our U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. According to the trial protocol, to proceed to full enrolment of 52 patients, we had to demonstrate that at least one patient in the first 38 patients treated experienced a complete or partial response, or stable disease for greater than six months. The third patient treated in the study was demonstrated to have stable disease by RECIST criteria for more than six months as measured by CT scan. A PET scan taken at the same time showed that any residual tumour mass examined was metabolically inert.
A total of 12 patients had received REOLYSIN® treatment at that time, with five remaining on study. The trial is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® is delivered intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles.

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Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies. These include patients with osteosarcoma, Ewing sarcoma family tumours, malignant fibrous histiocytoma, synovial sarcoma, fibrosarcoma and leiomyosarcoma.
U.S. National Cancer Institute Phase I/II Clinical Trial
On January 3, 2008, the U.S. National Cancer Institute (“NCI”) filed a protocol with the U.S. Food and Drug Administration for a Phase 1/2 clinical trial for patients with metastatic ovarian, peritoneal or fallopian tube cancers using concurrent systemic and intraperitoneal administration of REOLYSIN®. The NCI is sponsoring the trial under our Clinical Trials Agreement that requires us to provide clinical supplies of REOLYSIN®. The trial, which is being carried out at The Ohio State University Comprehensive Cancer Center, is expected to enroll up to 70 patients with metastatic ovarian, peritoneal or fallopian tube cancers.
Collaborative Program
On January 7, 2008, we reported that a research group led by Dr. Richard Vile of the Mayo Clinic College of Medicine in Rochester, Minnesota, published the results of their work testing the antitumor efficacy and safety of various combinations of reovirus and cyclophosphamide in vivo. The paper is entitled “Cyclophosphamide Facilitates Antitumor Efficacy against Subcutaneous Tumors following Intravenous Delivery of Reovirus” and appeared online in the January 1, 2008 issue of Clinical Cancer Research.
The purpose of the research study was to investigate whether it was possible to use cyclophosphamide, an immune modulator, to enhance the delivery and replication of the reovirus when delivered intravenously. After testing various doses and dosing regimens of reovirus and cyclophosphamide in mice, a metronomic dosing regimen was developed that resulted in increased survival, high levels of reovirus recovered from regressing tumors, levels of neutralizing antibodies that were protective, and only very mild toxicities. The data support investigation in human clinical trials of the use of cyclophosphamide prior to systemic reovirus administration to modulate, but not ablate, the immune system.
On February 4, 2008, we reported that Dr. Kevin Harrington and his research group at The Institute of Cancer Research, London, U.K. published the results of their work testing combination treatment schedules of reovirus and radiation in human and murine tumour cells in vitro and in vivo. The paper, entitled “Enhanced In vitro and In vivo Cytotoxicity of Combined Reovirus and Radiotherapy” appeared online in the February 1, 2008 issue of Clinical Cancer Research. The effect of different schedules of reovirus and radiotherapy on viral replication and cytotoxicity was tested in vitro and the combination was assessed in three tumour models in vivo. The results demonstrated that combining reovirus and radiotherapy significantly increased cancer cell killing both in vitro and in vivo, particularly in cell lines with moderate susceptibility to reovirus alone.
Accounting Policies

Critical Accounting Policies and Estimates
In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development

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expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.
The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
Research and Development
Our research and development costs are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), we have completed six Phase I clinical trials and are presently enrolling or have permission to commence seven additional clinical trial studies for REOLYSIN®. We are also planning to add additional trials to our clinical trial program. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, our development costs are expensed and not capitalized.
Capitalization and Amortization of Patent Costs
We treat third party costs incurred (primarily legal and registration costs) in the development of our Patent portfolio as limited-life intangible assets, and we amortize the costs related to these assets over the lesser of 17 years or their estimated useful life. We also review the valuation of our Patent costs for impairment when any events that might give rise to impairment are known to us. If there is an indication of impairment, we would assess the fair value of our Patents and would record a reduction if the fair value were less than the book value.
In capitalizing these costs, we are recognizing the inherent future benefit of our Patents, not only in protection of our own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life varies in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, we have set a maximum of 17 years to amortize the costs from the date of issuance. We have then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, we have chosen to amortize the costs on a straight-line basis over ten years.
As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should we experience a significant failure in our clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

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In the event that we are successful in our product development and sales, or other parties enter into licensing agreements with us, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.
In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.
Changes in Accounting Policy Including Initial Adoption
International Financial Reporting Standards
In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Standards (“IFRS”). The Company will need to begin reporting under IFRS in the first quarter of 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently assessing the impact of these standards on its financial statements.
Capital Disclosures
The CICA has issued new accounting recommendations for capital disclosures which require disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies, and processes for managing capital. These recommendations are effective for the Company beginning January 1, 2008.
Disclosure and Presentation of Financial Instruments
The CICA has issued new accounting recommendations for disclosure and presentation of financial instruments which require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed. These recommendations are effective for the Company beginning January 1, 2008.
Goodwill and Intangible Assets
The CICA has issued new accounting recommendations for the treatment of goodwill and intangible assets that are intended to reduce the differences between IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of these recommendations are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting these recommendations.
Fair Presentation
We prepare our financial statements in accordance with GAAP. As a result of complying with GAAP, we believe that the following should be mentioned in an effort to understand and fairly present our financial information:

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Stock Based Compensation
As required by the fair value based method for measuring stock based compensation, we use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.
Black Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions. For 2007, we used the following weighted average assumptions:

2007

Risk-free interest rate	3.91%

Expected hold period to exercise	3.5 years

Volatility in the price of the our shares	56%

Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflects our trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if we were to use daily trading prices, volatility would increase 17%, resulting in an option value increase of 20% from that calculated from the stated volatility. If we were to use monthly trading prices over the same period, volatility would increase 16%, resulting in an option value increase of 20%. Also, volatility would change based on the period chosen and the frequency of price points chosen.
The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.5 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 20% increase in our stock based compensation expense.
Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $539,156. However, given the above discussion this expense could have been increased by 20% and still be in accordance with GAAP.
Warrant Values
Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit consisted of one common share and one half of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date.

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GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.
For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for our warrants.
Initial Value of Our Intellectual Property
In 1999, we were acquired by SYNSORB Biotech Inc. (“SYNSORB”) through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYNSORB’s cost of acquiring these assets and liabilities. This was achieved through the application of “push down” accounting. At the time, our major asset was our intellectual property; therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under GAAP, increased the value of our assets and shareholders’ equity. As of December 31, 2007, the net book value of our original intellectual property was $333,333. Consequently, without the application of push down accounting the value of our intellectual property and shareholders’ equity would be $333,333 lower than presented in the 2007 audited financial statements.
Selected Annual Information

	$2007	2006	2005

Revenues	—	—	—

Interest income	1,211,744	1,233,809	783,456

Net loss (2)	15,642,191	14,297,524	12,781,831

Basic and diluted loss per share (2), (3)	0.39	0.39	0.39

Total assets (1), (3)	30,781,857	33,565,692	46,294,326

Total long term financial liabilities (4)	—	150,000	150,000

Cash dividends declared per share (5)	Nil	Nil	Nil

Notes:
(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2007.

(2)	Included in net loss and net loss per share is stock based compensation expense of $539,156 (2006 – $403,500; 2005 – $64,104).

(3)	We issued 4,660,000 common shares for cash proceeds of $12,114,394 (2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,780,189).

(4)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 3 of the December 31, 2007 audited financial statements).

(5)	We have not declared or paid any dividends since incorporation.

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Results of Operations

Net loss for the year ended December 31, 2007 was $15,642,191 compared to $14,297,524 and $12,781,831 for 2006 and 2005, respectively.

Research and Development Expenses (“R&D”)	$2007	2006	2005

Manufacturing and related process development expenses	4,325,271	4,508,882	4,706,203
Clinical trial expenses	3,897,235	2,726,331	1,880,059
Pre-clinical trial expenses and collaborations	822,891	1,127,612	786,488
Quebec scientific research and experimental development refund	(56,562)	(52,344)	—
Other R&D expenses	2,326,253	2,225,208	1,936,227

Research and development expenses	11,315,088	10,535,689	9,308,977

In 2007, R&D expenses were $11,315,088 compared to $10,535,689 and $9,308,977 in 2006 and 2005, respectively.
Manufacturing & Related Process Development (“M&P”)
M&P expenses include product manufacturing expenses and process development. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	$2007	2006	2005

Product manufacturing expenses	3,113,832	3,050,647	4,326,577
Technology transfer expenses	388,673	457,975	—
Process development expenses	822,766	1,000,260	379,626

Manufacturing and related process development expenses	4,325,271	4,508,882	4,706,203

Our M&P expenses for 2007 were $4,325,271 compared to $4,508,882 and $4,706,203 for 2006 and 2005, respectively. At the beginning of 2007, we completed the production runs that had commenced at the end of 2006 and initiated additional production runs to manufacture REOLYSIN®. These runs provided us with sufficient product to supply our clinical trial program in 2007. Also, as a result of the increased viral yields from the process development activity in 2006, we incurred additional vial filling and packaging costs compared to 2006. We incurred technology transfer costs towards the end of 2007 related to the transfer of our 40-litre production process to a second cGMP manufacturer located in the U.S.
In 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process which we subsequently transferred to our cGMP manufacturer in the U.K.
Our process development expenses for 2007 were $822,766 compared to $1,000,260 and $379,626 for 2006 and 2005, respectively. In 2007, our main process development focus was on the scale up of our production process, which has included scale up studies at 40 and 100 litres. In 2006, our process development activity included viral yield and scale up studies along with the validation of our fill process.

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We expect that our M&P expenses for 2008 will increase compared to 2007. We expect to finalize the technology transfer of our 40-litre production run during the first part of 2008. We will then initiate a number of 40-litre production runs that we expect will be used in our clinical trial program in 2008 and will also build up a level of stock for future use. We also expect that our process development activity will include finalizing our 100-litre scale up studies and commencing the examination of a lyophilization process for REOLYSIN® in 2008. Once our 100-litre process development studies are complete we expect to transfer our 100-litre manufacturing process to our cGMP manufacturers.
Clinical Trial Program
Clinical trial expenses include those costs associated with our clinical trial program in the U.S., U.K. and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, contract research organization (“CRO”) expenses, clinical trial site costs and other costs associated with our clinical trial program.

	$2007	2006	2005

Direct clinical trial expenses	3,680,730	2,378,211	1,683,120
Other clinical trial expenses	216,505	348,120	196,939

Clinical trial expenses	3,897,235	2,726,331	1,880,059

In 2007, our direct clinical trial expenses were $3,680,730 compared to $2,378,211 and $1,683,120, respectively. During 2007, we incurred direct patient costs in our seven ongoing clinical trials and completed patient enrolment in our Phase Ia/Ib REOLYSIN®/radiation clinical trial. As well, we incurred clinical site start up costs for our four co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S.
In 2006, we incurred direct patient costs in four ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma trial and our chemotherapeutic co-therapy and radiation combination clinical trials in the U.K.
We expect our clinical trial expenses will continue to increase in 2008 compared to 2007. The increase in these expenses is expected to arise from continued enrolment and continued re-treatments in our existing clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations
Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from our technology base.

	$2007	2006	2005

Research collaboration expenses	785,760	1,064,692	652,393
Pre-clinical trial expenses	37,131	62,920	134,095

Pre-clinical trial expenses and research collaborations	822,891	1,127,612	786,488

In 2007, our research collaboration expenses were $785,760 compared to $1,064,692 and $652,393 in 2006 and 2005, respectively. In 2007, we completed those collaborations that began in 2006 relating to the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and to

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investigate new uses of the reovirus as a therapeutic. As well, we only extended certain collaborations in 2007 reducing the number of collaborations in 2007 compared to 2006.
In 2006, we expanded the number of collaborations we entered into in an effort to examine the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic.
We expect that pre-clinical trial expenses and research collaborations in 2008 will remain consistent with 2007. We expect to complete our ongoing collaborative program carried over from 2007 and will continue to be selective in the types of new collaborations we enter into in 2008.
Other Research and Development Expenses
Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	$2007	2006	2005

R&D consulting fees	241,811	321,659	675,530
R&D salaries and benefits	1,713,849	1,548,418	1,018,144
Other R&D expenses	370,593	355,131	242,553

Other research and development expenses	2,326,253	2,225,208	1,936,227

In 2007, our R&D consulting fees were $241,811 compared to $321,659 and $675,530 in 2006 and 2005, respectively. In 2007, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial regulatory applications which was consistent with 2006.
Our R&D salaries and benefits were $1,713,849 compared to $1,548,418 and $1,018,144 in 2006 and 2005, respectively.
The increase is a result of increases in salary levels along with the hiring of our Vice President of Intellectual Property.
In 2008, we expect that our Other R&D expenses will remain consistent with 2007. We expect that salaries and benefits will increase in 2008 to reflect increasing compensation levels. Our R&D consulting fees should remain consistent with 2007 levels. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings as the need may arise possibly causing our R&D consulting expenses to increase.
Operating Expenses

	$2007	2006	2005

Public company related expenses	2,739,593	2,494,803	2,156,614
Office expenses	1,248,095	1,135,341	926,758

Operating expenses	3,987,688	3,630,144	3,083,372

In 2007, we incurred operating expenses of $3,987,688 compared to $3,630,144 and $3,083,372 in 2006 and 2005, respectively. The reason for the change is as follows:
Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2007, we incurred public company related expenses of $2,739,593 compared to $2,494,803 and $2,156,614 in 2006 and 2005,

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respectively. The increase in public company related expenses has been a result of incurring additional professional fees associated with the examination and anticipated expansion of our corporate structure and increased legal fees associated with protecting our portfolio of patents.
Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2007, we incurred office expenses of $1,248,095 compared to $1,135,341 and $926,758 in 2006 and 2005, respectively. Our office expense activity has remained consistent over the last three years with increases mainly due to increased compensation levels and a general increase in office costs.
Stock Based Compensation

	$2007	2006	2005

Stock based compensation	539,156	403,550	64,104

Non-cash stock based compensation recorded for 2007 was $539,156 compared to $403,550 and $64,104 in 2006 and 2005, respectively. This expense is associated with the granting of stock options to our employees, directors, and certain consultants and in 2007 there were more options granted compared to 2006 and 2005.
Foreign Exchange Loss

	$2007	2006	2005

Foreign exchange loss	8,862	35,270	253,608

We acquire investments in foreign currency to pay for anticipated expenses that are to be incurred in the U.S. and the U.K. As a result of fluctuations in the Canadian dollar relative to the U.S. dollar and British pound, we recorded a foreign exchange loss of $8,862 compared to $35,270 and $253,608 in 2006 and 2005, respectively.
Commitments
As at December 31, 2007, we are committed to payments totaling $960,000 during 2008 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

		2007				2006
	$	Dec.	Sept.	June	March	Dec.	Sept.	June	March

Revenue		—	—	—	—	—	—	—	—

Interest income		265	319	359	268	286	320	335	292

Net loss (3)		4,085	3,764	3,680	4,113	4,890	3,425	2,988	2,995

Basic and diluted loss per common share (3)		0.13	0.09	0.09	0.11	0.13	0.09	0.08	0.08

Total assets (1), (4)		30,782	33,897	37,670	41,775	33,566	37,980	40,828	43,660

Total cash (2), (4)		25,214	28,191	31,533	35,681	27,614	31,495	34,501	37,687

Total long-term debt (3)		—	—	—	—	150	150	150	150

Cash dividends declared (6)		Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2007.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between December 2007 and January 2005 are quarterly stock based compensation expenses of $396,278, $38,909, $82,573, $21,396, $109,670, $34,671, $222,376, and $36,833, respectively.

(4)	We issued 4,600,000 units for net cash proceeds of $12,063,394 during 2007 with each unit consisting of one common share and one half of one common share purchase warrant. (2006 – 284,000 common shares for cash proceeds of $241,400)

(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 3 of the December 31, 2007, audited interim financial statements).

(6)	We have not declared or paid any dividends since incorporation.
Fourth Quarter

Statement of loss for the three month period ended December 31, 2007 and 2006

(unaudited)	$2007	2006

Expenses
Research and development expenses	2,499,833	3,953,002
Operating expenses	1,189,058	840,497
Stock based compensation	396,278	109,670
Foreign exchange loss	6,033	37,973
Amortization – intellectual property	248,540	226,150
Amortization – property and equipment	10,653	9,258

	4,350,395	5,176,550
Interest income	(264,918)	(286,445)

Net loss	4,085,477	4,890,105

Fourth Quarter Review of Operations

For the three month period ended December 31, 2007, our net loss was $4,085,477 compared to $4,890,105 for the three month period ended December 31, 2006. The reasons for the decrease are as follows:
Research and Development Expenses (“R&D”)

(unaudited)	$2007	2006

Manufacturing and related process development expenses (“M&P”)	778,539	1,757,675
Clinical trial expenses	913,547	805,864
Pre-clinical trial expenses and research collaborations	91,446	436,058
Other R&D expenses	716,301	953,405

Research and development expenses	2,499,833	3,953,002

Our R&D expenses were $2,499,833 in the fourth quarter of 2007 compared to $3,953,002 in the fourth quarter of 2006.

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Manufacturing & Related Process Development (“M&P”) (unaudited)	$2007	2006

Product manufacturing expenses	291,280	1,491,554
Technology transfer expenses	373,715	—
Process development expenses	113,544	266,121

Manufacturing and related process development expenses	778,539	1,757,675

Our M&P expenses were $778,539 in the fourth quarter of 2007 compared to $1,757,675 in the fourth quarter of 2006. In the fourth quarter of 2007, our M&P activity focused on the transfer of our 40-litre manufacturing process to a second cGMP toll manufacturer in the U.S. Our production activity in the fourth quarter of 2007, related to the final fill, packaging and testing of the production runs that were completed earlier in 2007. In the fourth quarter of 2006, we commenced a number of production runs after having completed the transfer of our manufacturing process with improved viral yields earlier in 2006.
Our process development costs were $113,544 in the fourth quarter of 2007 compared to $266,121 in the fourth quarter of 2006. In the fourth quarter of 2007, our process development activity continued to examine scaling up our manufacturing process to 100-litres. During the fourth quarter of 2006, we initiated research that examined the scale up of our manufacturing process after having completed studies that improved our viral yields earlier in 2006.

Clinical Trial Program (unaudited)	$2007	2006

Direct clinical trial expenses	882,706	595,072
Other clinical trial expenses	30,841	210,792

Clinical trial expenses	913,547	805,864

Our clinical trial expenses for the fourth quarter of 2007 were $913,547 compared to $805,864 for the fourth quarter of 2006. In the fourth quarter of 2007, we were actively enrolling patients in seven clinical trials. In the fourth quarter of 2006, we were enrolling patients in three clinical trials and incurred costs associated with new clinical trial applications and clinical trial site selection.

Pre-Clinical Trial Expenses and Research Collaborations (unaudited)	$2007	2006

Research collaboration expenses	91,446	430,493
Pre-clinical trial expenses	—	5,565

Pre-clinical trial expenses and research collaborations	91,446	436,058

Our pre-clinical trial expenses and research collaborations were $91,446 in the fourth quarter of 2007 compared to $436,058 in the fourth quarter of 2006. In the fourth quarter of 2007 and 2006, our research collaboration activity continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with chemotherapeutics and radiation. The number of collaborations decreased in the fourth quarter of 2007 compared to the fourth quarter of 2006.

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Other Research and Development Expenses (unaudited)	$2007	2006

R&D consulting fees	61,768	187,009
R&D salaries and benefits	604,140	641,303
Quebec scientific research and experimental development refund	(40,634)	—
Other R&D expenses	91,027	125,093

Other research and development expenses	716,301	953,405

Our other research and development expenses were $716,301 in the fourth quarter of 2007 compared to $953,405 in the fourth quarter of 2006. In the fourth quarter of 2006, we incurred increased consulting activity associated with our co-therapy trials regulatory applications. We did not incur this activity in the fourth quarter of 2007. Our R&D salaries in the fourth quarter of 2007 were $604,140 compared to $641,303 in the fourth quarter of 2006. The decrease related to a reduction in annual cash bonuses paid to officers offset by the addition of our Vice President of Intellectual Property earlier in 2007.
Operating Expenses

(unaudited)	$2007	2006

Public company related expenses	783,690	487,338
Office expenses	405,368	353,159

Operating expenses	1,189,058	840,497

Our operating expenses in the fourth quarter of 2007 were $1,189,058 compared to $840,497 in the fourth quarter of 2006. In the fourth quarter of 2007, we incurred additional professional fees associated with our examination and anticipated expansion of our corporate structure which did not occur in the fourth quarter of 2006.
Stock Based Compensation

(unaudited)	$2007	2006

Stock based compensation	396,278	109,670

Our non-cash stock based compensation expense recorded in the fourth quarter of 2007 was $396,278 compared to $109,670 for the fourth quarter of 2006. The stock based compensation expense in the fourth quarter of 2007 related to the granting of options to directors, officers and employees. In the fourth quarter of 2006 options were only granted to directors and employees.
Financing Activities

In 2007, we issued 4,600,000 units at a price of $3.00 per unit for net cash proceeds of $12,063,394. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

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Oncolytics Biotech Inc MD & A

As well in 2007, we issued 60,000 common shares for cash proceeds of $51,000 relating to the exercise of stock options. In 2006 we issued 284,000 common shares for cash proceeds of $241,400 relating to the exercise of stock options.
Liquidity and Capital Resources

Liquidity
As at December 31, 2007, we had cash and cash equivalents (including short-term investments) and working capital positions of $25,213,829 and $22,732,987, respectively, compared to $27,613,748 and $25,719,870, respectively for 2006. The decrease in 2007 reflects the cash usage from operating activities and the expenditures on intellectual property and capital assets of $13,569,594, $852,498, and $92,221, respectively with cash inflows of $12,114,394 from the issue of common shares and the exercise of stock options. This is in line with our 2007 estimate of cash usage of less than $1,400,000 per month.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. In 2008, we are expecting to continue to enroll patients in our various clinical trials and we also expect to continue with our collaborative studies pursuing support for our clinical trial program. We will therefore need to ensure that we have enough REOLYSIN® to supply our clinical trial and collaborative programs. We presently estimate the cash usage in 2008 to increase to $1,660,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrolment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $852,498 on intellectual property in 2007 compared to $842,610 in 2006. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from fluctuations in the Canadian dollar as our patent costs are typically incurred in U.S. currency. At the end of 2007, we had been issued over 160 patents including 25 U.S. and six Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

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Oncolytics Biotech Inc MD & A

Contractual Obligations
We have the following contractual obligations as at December 31, 2007:

		Payments Due by Period
Contractual Obligations	$	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Alberta Heritage Foundation (1)		150,000	—	—	—	150,000
Capital lease obligations		Nil	—	—	—	—
Operating leases (2)		305,553	178,860	126,693	—	—
Purchase obligations		960,000	960,000	—	—	—
Other long term obligations		Nil	—	—	—	—

Total contractual obligations		1,415,553	1,138,860	126,693	—	150,000

Notes:
(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2007 financial statements).

(2)	Our operating leases are comprised of our office lease and includes an estimate for our portion of operating costs.
We intend to fund our capital expenditure requirements and commitments with existing working capital.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio mainly consists of Government of Canada treasury bills, bankers’ acceptances and discount bond notes. As of December 31, 2007, we had $18,498,733 invested under this policy, currently earning interest at an effective rate of 4.26%.
Off-Balance Sheet Arrangements

As at December 31, 2007, we have not entered into any off-balance sheet arrangements.
Transactions With Related Parties

In 2007 and 2006, we did not enter into any related party transactions.
Financial Instruments and Other Instruments

We do not use financial derivatives or “other financial instruments”.
Risk Factors Affecting Future Performance

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.
Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the

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Oncolytics Biotech Inc MD & A

approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, Oncolytics Biotech Inc., alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:
•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.
Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

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Oncolytics Biotech Inc MD & A

Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.
The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.
In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers’ other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.
The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.
The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

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Oncolytics Biotech Inc MD & A

Our operations and products may be subject to other government manufacturing and testing regulations.
Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.
The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.
We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.
In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.
Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.
The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

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Oncolytics Biotech Inc MD & A

Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.
We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.
To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2007, we had an accumulated deficit of $80.5 million and we incurred net losses of $15.6 million, $14.3 million, and $12.8 million, for the years ended December 31, 2007, 2006, and 2005, respectively. We anticipate that we will continue to incur significant losses during 2008 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.
As of December 31, 2007, we had cash and cash equivalents (including short-term investments) of $25.2 million and working capital of approximately $22.7 million. We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights

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Oncolytics Biotech Inc MD & A

to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.
We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.
We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the Great British pound (“GBP”). Over the past few years the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, our Canadian dollar equivalent costs will increase. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.
We earn interest income on our excess cash reserves and are exposed to changes in interest rates.
We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle.
As interest rates change the amount of interest income we earn will be directly impacted.
Other MD & A Requirements

We have 41,180,748 common shares outstanding at March 5, 2008. If all of our warrants (4,220,000) and options (3,870,493) were exercised we would have 49,271,241 common shares outstanding.
Our 2007 Annual Information Form is available on www.sedar.com.
Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.
Management’s Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

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Oncolytics Biotech Inc MD & A

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2007, and has concluded that such internal control over financial reporting is effective as of December 31, 2007. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Changes in Internal Controls over Financial Reporting:
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Oncolytics Biotech Inc MD & A

Statement of Management’s Responsibility
Management is responsible for the preparation and presentation of the financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
In management’s opinion, the accompanying financial statements have been properly prepared with reasonable limits of materiality and within the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.
The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.
The financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.
We, as the Chief Executive Officer and Chief Financial Officer will certify to our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.
The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements and MD&A before they are presented to the Board of Directors for approval.

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

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Oncolytics Biotech Inc Management’s Responsibility

Auditors’ Report
To the Shareholders of Oncolytics Biotech Inc.
We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2007 and 2006 and the statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	Ernst & Young LLP
February 15, 2008	Chartered Accountants

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Oncolytics Biotech Inc Auditors’ Report

Balance Sheets

As at December 31,	$2007	2006

Assets
Current
Cash and cash equivalents	6,715,096	3,491,511
Short-term investments [note 16]	18,498,733	24,122,237
Accounts receivable	80,085	84,003
Prepaid expenses	260,300	638,540

	25,554,214	28,336,291

Property and equipment [note 5]	201,103	149,596
Intellectual property [note 6]	5,026,540	5,079,805

	30,781,857	33,565,692

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	2,821,227	2,616,421

Alberta Heritage Foundation loan [notes 3 and 7]	—	150,000

Commitments and contingency [notes 7, 8 9 and 15]
Shareholders’ equity
Share capital [note 10]
Authorized: unlimited
Issued: 41,180,748 (2006 – 36,520,748)	92,759,665	83,083,271
Warrants [note 10]	5,346,260	4,216,740
Contributed surplus [notes 2, 10, 11 and 12]	10,376,962	8,529,326
Deficit [note 4]	(80,522,257)	(65,030,066)

	27,960,630	30,799,271

	30,781,857	33,565,692

See accompanying notes
On behalf of the Board:

Fred Stewart	Jim Dinning
Director	Director

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Oncolytics Biotech Inc Financial Statements

Statements of Loss and Comprehensive Loss

				Cumulative
				from inception
				on April 2, 1998
				to December 31,
For the periods ended December 31	$2007	2006	2005	2007

Revenue
Rights revenue	—	—	—	310,000

	—	—	—	310,000

Expenses
Research and development [note 9]	11,315,088	10,535,689	9,308,977	54,536,282
Operating	3,987,688	3,630,144	3,083,372	20,758,269
Stock based compensation [note 11]	539,156	403,550	64,104	4,704,805
Foreign exchange loss	8,862	35,270	253,608	657,710
Amortization – intellectual property	962,427	874,043	786,459	4,999,261
Amortization – capital assets	40,714	52,637	69,532	448,397

	16,853,935	15,531,333	13,566,052	86,104,724

Loss before the following	16,853,935	15,531,333	13,566,052	85,794,724
Interest income	(1,211,744)	(1,233,809)	(783,456)	(6,014,749)
Gain on sale of BCY LifeSciences Inc. [note 20]	—	—	(765)	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685

Loss before income taxes	15,642,191	14,297,524	12,781,831	81,637,257
Future income tax recovery [note 14 and 19]	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period	15,642,191	14,297,524	12,781,831	80,522,257
Basic and diluted loss per share [note 13]	(0.39)	(0.39)	(0.39)

See accompanying notes

35

Oncolytics Biotech Inc Financial Statements

Statements of Cash Flows

				Cumulative
				from inception
				on April 2, 1998
				to December 31,
For the periods ended December 31	$2007	2006	2005	2007

Operating Activities
Net loss and comprehensive loss for the period	(15,642,191)	(14,297,524)	(12,781,831)	(80,522,257)
Add (deduct) non-cash items
Amortization – intellectual property	962,427	874,043	786,459	4,999,261
Amortization – capital assets	40,714	52,637	69,532	448,397
Stock based compensation [note 11]	539,156	403,550	64,104	4,704,805
Other non-cash items [note 19]	—	—	224,508	1,383,537
Net change in non-cash working capital [note 19]	530,300	811,922	584,766	2,435,221

Cash used in operating activities	(13,569,594)	(12,155,372)	(11,052,462)	(66,551,036)

Investing Activities
Intellectual property	(852,498)	(842,610)	(1,033,035)	(6,351,778)
Capital assets	(92,221)	(35,837)	(61,309)	(715,569)
Purchase of short-term investments	(949,496)	(1,035,427)	(22,195,253)	(49,068,963)
Redemption of short-term investments	6,573,000	13,808,000	6,656,746	30,151,746
Investment in BCY LifeSciences Inc.	—	—	7,965	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343

Cash provided by (used in) investing activities	4,678,785	11,894,126	(16,624,886)	(22,987,619)

Financing Activities
Proceeds from exercise of stock options and warrants	51,000	241,400	3,384,787	15,259,468
Proceeds from private placements	—	—	15,395,402	38,137,385
Proceeds from public offerings	12,063,394	—	—	42,856,898

Cash provided by financing activities	12,114,394	241,400	18,780,189	96,253,751

Net increase (decrease) in cash and cash equivalents during the period	3,223,585	(19,846)	(8,897,159)	6,715,096

Cash and cash equivalents, beginning of the period	3,491,511	3,511,357	12,408,516	—

Cash and cash equivalents, end of the period	6,715,096	3,491,511	3,511,357	6,715,096

Cash interest received	1,392,866	940,100	993,097

See accompanying notes

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Oncolytics Biotech Inc Financial Statements

Notes to Financial Statements
December 31 2007 and 2006.
1. Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.
The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.
2. Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. This amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders (see note 20). As a result, SYNSORB no longer has any ownership in the Company.
3. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 21. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.
Use of estimates
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

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Oncolytics Biotech Inc Notes to Financial Statements

Capital assets
Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture Medical equipment Computer equipment Leasehold improvements	20% 20% 30% Straight-line over the term of the lease
Intellectual property
Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over the shorter of seventeen years or the estimated useful life (currently estimated to be ten years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.
Foreign currency translation
Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the period.
Research and development costs
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.
Loss per common share
Basic loss per share is determined using the weighted average number of common shares outstanding during the period.
The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
Stock option plan
The Company has one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

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Oncolytics Biotech Inc Notes to Financial Statements

Stock based compensation
Officers, Directors and Employees
Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 11). The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis. Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

	$2007	2006	2005

Reported net loss	15,642,191	14,297,524	12,781,831
Compensation expense	—	—	983

Pro forma net loss	15,642,191	14,297,524	12,782,814

Reported basic and diluted net loss per share	(0.39)	(0.39)	(0.39)

Pro forma basic and diluted net loss per share	(0.39)	(0.39)	(0.39)

As this policy has been applied prospectively, comparative information has not been restated.
Non-employees
Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.
Future income taxes
The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.
Adoption of New Accounting Policies
Financial Instruments
On January 1, 2007, the Company adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments –Recognition and Measurement” and Section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.

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Oncolytics Biotech Inc Notes to Financial Statements

Financial Assets
Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and service tax receivable), and short-term investments.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with the Company’s bank.
Short-term investments
The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, the Company has classified all of its short-term investments as held-to-maturity as it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.
Financial Liabilities
Financial liabilities are comprised of trade accounts payable and accrued liabilities.
Future Accounting Changes
International Financial Reporting Standards
In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFRS”). The Company will need to begin reporting under IFRS in the first quarter of 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently assessing the impact of these standards on its financial statements.
Capital Disclosures
The CICA has issued new accounting recommendations for capital disclosures which require disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies, and processes for managing capital. These recommendations are effective for the Company beginning January 1, 2008.
Disclosure and Presentation of Financial Instruments
The CICA has issued new accounting recommendations for disclosure and presentation of financial instruments which require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed. These recommendations are effective for the Company beginning January 1, 2008.

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Oncolytics Biotech Inc Notes to Financial Statements

Goodwill and Intangible Assets
The CICA has issued new accounting recommendations for the treatment of goodwill and intangible assets that are intended to reduce the differences between IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of these recommendations are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting these recommendations.
4. Deficit

	$	Amount

Balance, December 31, 2005		50,732,542
Net loss for the year		14,297,524

Balance, December 31, 2006		65,030,066
Adjustment – Alberta Heritage Foundation loan [notes 3 and 7]		(150,000)
Net loss and comprehensive loss for the year		15,642,191
Balance, December 31, 2007		80,522,257
5. Property and Equipment

		2007
	$	Cost	Accumulated Amortization	Net Book Value

Medical equipment		100,816	21,016	79,800
Office equipment		34,965	22,445	12,520
Office furniture		99,730	61,860	37,870
Computer equipment		202,845	131,932	70,913
Leasehold improvements		99,830	99,830	—

		538,186	337,083	201,103

		2006
	$	Cost	Accumulated Amortization	Net Book Value

Medical equipment		30,201	11,382	18,819
Office equipment		32,818	19,758	13,060
Office furniture		97,160	55,999	41,161
Computer equipment		185,955	109,399	76,556
Leasehold improvements		99,830	99,830	—

		445,964	296,368	149,596

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Oncolytics Biotech Inc Notes to Financial Statements

6. Intellectual Property

		2007
	$	Cost	Accumulated Amortization	Net Book Value

Intellectual property		10,025,799	4,999,259	5,026,540

		2006
	$	Cost	Accumulated Amortization	Net Book Value

Intellectual property		9,116,637	4,036,832	5,079,805

7. Alberta Heritage Foundation Loan

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.
8. Commitments

The Company is committed to payments totaling $960,000 during 2008 for activities related to its clinical trial program and collaborations.
The Company is committed to monthly rental payments (excluding the Company’s portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.
Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.
9. Contingency

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.
As of December 31, 2007, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.
This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.
In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these

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Oncolytics Biotech Inc Notes to Financial Statements

shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.
As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.
10. Share Capital

Authorized: Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $

Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

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Oncolytics Biotech Inc Notes to Financial Statements

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $

Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc.	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement (k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering (l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 9]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement (m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—

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Oncolytics Biotech Inc Notes to Financial Statements

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $

Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000	—	—
Expired warrants	—	—	(752,000)	(1,308,480)
Share issue costs	—	(1,736,606)	—	—
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

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Oncolytics Biotech Inc Notes to Financial Statements

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)	Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(m)	Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, the Company issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(n)	Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606.
The following table summarizes the weighted average assumptions used in the Black Scholes Model with respect to the valuation of warrants and broker warrants issued in those years:

	2007	2006	2005	2004	2003	2002

Risk-free interest rate	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	63%	—	66%	71%	72%	57%
Dividend yield	Zero	—	Zero	Zero	Zero	Zero

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Oncolytics Biotech Inc Notes to Financial Statements

The following table summarizes the Company’s outstanding warrants as at December 31, 2007:

						Weighted Average
	Outstanding,					Remaining
Exercise	Beginning	Granted	Exercised	Expired	Outstanding,	Contractual
Price $	of the Year	During the Year	During the Year	During the Year	End of Year	Life (Years)
3.50	—	2,300,000	—	—	2,300,000	2.15
5.65	320,000	—	—	—	320,000	1.00
6.15	1,600,000	—	—	—	1,600,000	1.00
8.00	752,000	—	—	752,000	—	—

	2,672,800	2,300,000	—	752,000	4,220,000	1.38
11. Stock Based Compensation

Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2007		2006
		Weighted Average		Weighted Average
	Stock Options	Share Price $	Stock Options	Share Price $

Outstanding at beginning of year	3,537,950	4.88	3,634,550	4.66
Granted during year	532,543	2.43	187,400	3.08
Cancelled during year	(140,000)	2.90	—	—

Exercised during year	(60,000)	0.85	(284,000)	0.85

Outstanding at end of year	3,870,493	4.61	3,537,950	4.88

Options exercisable at end of year	3,661,943	4.69	3,355,450	4.98

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2007:

		Weighted Average
Range of	Number	Remaining Contractual	Weighted Average	Number	Weighted Average
Exercise Prices $	Outstanding	Life (Years)	Exercise Price $	Exercisable	Exercise Price $
0.75 – 1.00	258,550	1.8	0.85	258,550	0.85
1.65 – 2.37	790,943	8.1	2.10	769,893	2.10
2.70 – 3.33	800,250	6.4	3.15	625,250	3.13
4.00 – 5.00	1,208,250	6.8	4.86	1,195,750	4.86
6.77 – 9.76	684,500	4.1	8.67	684,500	8.67
12.15 – 13.50	128,000	2.8	12.69	128,000	12.69

	3,870,493	6.1	4.62	3,661,943	4.70

47

Oncolytics Biotech Inc Notes to Financial Statements

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,992,075 common shares for issuance relating to outstanding stock options.
As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $539,156 (2006 – $403,550; 2005 – $43,886) and $nil (2006 – $nil; 2005 – $20,218) respectively with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2007	2006	2005

Risk-free interest rate	3.91%	4.08%	3.27%
Expected hold period to exercise	3.5 years	3.5 years	3.5 years
Volatility in the price of the Company’s shares	56%	63%	64%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$0.94	$1.46	$1.51

12. Contributed Surplus

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	$2007	2006

Balance, beginning of year	8,529,326	7,912,584
Stock based compensation	539,156	403,550
Expired warrants	1,308,480	213,192
Exercise of stock options	—	—

Balance end of year	10,376,962	8,529,326

13. Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2007 of 40,428,825 (2006 – 36,346,266; 2005 – 32,804,540). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.
14. Income taxes

The recovery of income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

48

Oncolytics Biotech Inc Notes to Financial Statements

	$2007	2006	2005

Loss before income taxes	(15,642,191)	(14,297,524)	(12,781,831)
Statutory Canadian corporate tax rate	32.12%	29.00%	33.60%

Anticipated tax recovery	(5,024,272)	(4,146,282)	(4,294,695)
Non-taxable portion of net capital loss (gain)	—	—	(129)
Employee stock based compensation	156,355	117,030	21,539
Change in tax rate	465,321	2,276,597	102,309
Tax return adjustment	(314,156)	(5,414)	78,995
Non-deductible expenses	9,311	10,440	8,113
Change in valuation allowance	4,707,441	1,747,629	4,083,868

Future income tax recovery	—	—	—

As at December 31, 2007, the Company has non-capital losses for income tax purposes of approximately $56,112,000 which are available for application against future taxable income and expire in 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000), 2014 ($9,075,000), 2015 ($11,550,000), 2026 ($11,103,000) and 2027 ($12,520,000). As of December 31, 2007, the Company has non-refundable federal investment tax credits of approximately $3,054,000 (2006 – $2,170,000) which are available to reduce future taxes payable. The Company has unclaimed scientific research and experimental development expenditures available to reduce future year’s taxable income of approximately $13,504,000 (2006 – $9,325,000) over an indefinite future period. The Company has not recorded the potential benefits of these tax pools in the financial statements.
The components of the Company’s future income tax asset are as follows:

	$2007	2006

Non-capital loss carryforwards	16,045,857	13,378,880
Scientific research and development	3,376,086	2,704,290
Investment tax credits	2,290,784	1,540,443
Net capital loss carryforwards	249,189	244,966
Undepreciated capital costs in excess of book value of capital assets and intellectual property	727,205	553,156
Share issue costs	523,919	428,965
Valuation allowance	(23,213,040)	(18,850,700)

Future tax asset	—	—

49

Oncolytics Biotech Inc Notes to Financial Statements

15. Indemnification of Officers and Directors

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.
There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.
16. Short-term Investments

Short-term investments, consisting of Government of Canada treasury bills, bankers’ acceptance and discount bond notes, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing bank account with limited risk to the principal invested. The Company also intends to match the maturities of these short-term investments with the cash requirements of the Company’s activities.

	Original	Accrued	Carrying	Fair	Effective
	Cost	Interest	Value	Value	Interest Rate
December 31, 2007 Short-term investments	18,230,340	268,393	18,498,733	18,499,173	4.26%

December 31, 2006 Short-term investments	23,672,719	449,518	24,122,237	24,124,810	3.95%

Fair value is determined by using published market prices provided by the Company’s investment advisor.
17. Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. As at December 31, 2007, there are no significant differences between the carrying values of these amounts and their estimated market values.
Credit risk
The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company mitigates its exposure to credit risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

50

Oncolytics Biotech Inc Notes to Financial Statements

Interest rate risk
The Company has exposure to interest income risk through its short-term investments in fixed-income securities that are sensitive to interest rate fluctuations.
Foreign exchange risk
The Company purchases goods and services denominated primarily in Canadian, U.S. and U.K. currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.
18. Economic Dependence

The Company contracts the production and currently receives its supply of REOLYSIN® for use in its clinical trial program from one toll manufacturer based in the U.K. The Company is in the process of transferring its technology to another toll manufacturer in the U.S., but has not produced clinical grade REOLYSIN® from this second toll manufacturer. As a result, any significant disruption of the services provided by the Company’s toll manufacturer in the U.K. has the potential to delay the progress of the Company’s clinical trial program.
19. Additional Cash Flow Disclosure

				Cumulative
				from inception
				on April 2, 1998
				to December 31,
Net Change in Non-Cash Working Capital	$2007	2006	2005	2007

Change in:
Accounts receivable	3,918	(36,613)	377	(80,085)
Prepaid expenses	378,240	(98,172)	(290,003)	(260,300)
Accounts payable and accrued liabilities	204,806	923,940	743,223	2,821,227

Change in non-cash working capital	586,964	789,155	453,597	2,480,842
Net change associated with investing activities	(56,664)	22,767	131,169	(45,621)

Net change associated with operating activities	530,300	811,922	584,766	2,435,221

51

Oncolytics Biotech Inc Notes to Financial Statements

				Cumulative
				from inception
				on April 2, 1998
				to December 31,
Other Non-Cash Items	$2007	2006	2005	2007

Foreign exchange loss	—	—	159,204	425,186
Donation of medical equipment	—	—	66,069	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc. [note 20]	—	—	(765)	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 9]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)

	—	—	224,508	1,383,537

20. BCY LifeSciences Inc.

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725 recording a gain on sale of investment of $299,403.
21. Reconciliation of Canadian GAAP to U.S. GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

52

Oncolytics Biotech Inc Notes to Financial Statements

					Cumulative
					from inception
					on April 2, 1998
					to December 31,
Year Ended December 31	Note	$2007	2006	2005	2007

Net loss – Canadian GAAP	(2)	15,642,191	14,297,524	12,781,831	80,522,257
Amortization of intellectual property	(1)	(361,500)	(361,500)	(361,500)	(3,072,750)
Future income tax recovery	(1)	—	—	—	1,115,000
Net and comprehensive loss – U.S. GAAP		15,280,691	13,936,024	12,420,331	78,564,507
Basic and diluted loss per common share – U.S. GAAP		(0.38)	(0.38)	(0.38)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.
Balance sheet items in accordance with U.S. GAAP are as follows:

		December 31, 2007		December 31, 2006
	Note	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Intellectual property	(1)	5,026,540	4,484,290	5,079,805	4,176,055
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	10,376,962	7,876,962	8,529,326	6,029,326
Deficit	(1)	80,522,257	78,564,507	65,030,066	63,433,816

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under U.S. GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statements of loss. As a result, stock based compensation on the statement of loss would be reduced by $539,156 in 2007 (2006 – $403,550; 2005 – $64,104) and research and development and operating expenses would increase by $375,156 and $164,000, respectively (2006 – $131,890 and $271,660, respectively; 2005 – $59,974 and $4,130, respectively). Cumulative from inception stock based compensation would be

53

Oncolytics Biotech Inc Notes to Financial Statements

reduced by $4,704,805 and cumulative from inception research and development and operating expenses would increase by $2,671,085 and $2,033,720, respectively. There is no impact on the Company’s net loss.

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted subsequent to this date.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for U.S. GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

The following additional pro-forma disclosure would be provided under U.S. GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

		$2007	2006	2005

Net Loss	Pro forma – Canadian GAAP	15,642,191	14,297,524	12,782,814
	As reported – U.S. GAAP	15,280,691	13,936,024	12,420,331
	Pro forma – U.S. GAAP	15,280,691	12,936,024	12,421,314

Basic and diluted net loss per common share	Pro forma – Canadian GAAP ($/share)	(0.39)	(0.39)	(0.39)
	As reported – U.S. GAAP	(0.38)	(0.38)	(0.38)
	Pro forma – U.S. GAAP ($/share)	(0.38)	(0.38)	(0.38)

54

Oncolytics Biotech Inc Notes to Financial Statements

Additional Stock Based Payment Disclosure
As at December 31, 2007, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $222,018 and $222,018, respectively. The total intrinsic value of the options exercised in 2007 was $90,000 (2006 –$618,960; 2005 – $1,223,400).
A summary of the Company’s non-vested options as at December 31, 2007 and changes during the year ended December 31, 2007 is as follows:

	2007
		Weighted Average
	Stock Options	Grant Date Fair Value $

Non-vested at beginning of year	182,500	1.38
Granted during year	76,050	0.94
Vested during year	(50,000)	1.51
Forfeited during year	—	—

Non-vested at end of year	208,550	1.19

As at December 31, 2007, there was $93,929 of total unrecognized compensation costs related to non-vested stock options granted under the Company’s stock option plan. This cost is expected to be recognized over a weighted average period of 1.48 years. The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005 was $75,500, $129,276, and $59,630, respectively.
The Company issues shares from treasury to satisfy any exercises of stock options.
Adoption of New Accounting Standard
The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109”. FIN 48 establishes a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition.
On January 1, 2007, the Company adopted the provisions of FIN 48. The Company made no adjustments to retained earnings related to adoption, there have been no material changes in the amount of unrecognized tax benefits since adoption, and the Company anticipates no significant changes in the next 12 months.
The tax years 2001 – 2006 remain open for audit examination by the Canadian taxing jurisdictions to which the Company is subject to.

55

Oncolytics Biotech Inc Notes to Financial Statements

Future Accounting Changes
SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the effects of adopting this standard.
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity’s fiscal year that begins after November 15, 2007. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.
56

Oncolytics Biotech Inc Notes to Financial Statements

Corporate Information

Directors	Management Team

Brad Thompson, PhD	Brad Thompson, PhD
Chairman, President & CEO,	Chairman, President & CEO
Oncolytics Biotech Inc.
Doug Ball, CA
Ger van Amersfoort	Chief Financial Officer
Biotech Consultant
Matt Coffey, PhD
Doug Ball, CA	Chief Scientific Officer
CFO, Oncolytics Biotech Inc.
Karl Mettinger, MD, PhD
William A. Cochrane, OC, MD	Chief Medical Officer
Biotech Consultant
George Gill, MD
Jim Dinning	Senior Vice President,
Chairman, Western Financial Group	Clinical & Regulatory Affairs

Ed Levy, PhD	Mary Ann Dillahunty, JD, MBA
Adjunct Professor, University of British Columbia	Vice President, Intellectual Property

J. Mark Lievonen, CA	Auditor
President, Sanofi Pasteur Limited
Ernst & Young LLP, 1000 Ernst & Young Tower
Bob Schultz, FCA	440 – 2 Avenue SW, Calgary, AB T2P 5E9
Corporate Director
Transfer Agent
Fred A. Stewart, QC	Computershare Trust Company of Canada, Calgary, AB.
President, Fred Stewart and Associates Inc.	For change of address, lost stock certificates and other related inquiries contact:
1.800.564.6253 or www.computershare.com

Legal Counsel
Bennett Jones Barristers & Solicitors, 4500 Bankers
Hall East, 855 – 2 Street SW, Calgary, AB T2P 4K7

Shareholder Information

For public company filings, please go to www.sedar.com or contact the Company at: Oncolytics Biotech Inc.,
210 – 1167 Kensington Crescent NW, Calgary, Alberta, Canada T2N 1X7 P: 403.670.7377 F: 403.283.0858
www.oncolyticsbiotech.com

ONCOLYTICS
BIOTECH INC

O
N
C

O
N
C
Y

210 Ð 1167 Kensington Cres NW
Calgary, Alberta Canada T2N 1X7
P: 403.670.7377 F: 403.283.0858

www.oncolyticsbiotech.com
TSX: ONC NASDAQ: ONCY

EXHIBIT 2
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON May 7, 2008
- AND -
MANAGEMENT PROXY CIRCULAR
March 20, 2008

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 7, 2008
TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.
NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Yale Club, 50 Vanderbilt Avenue, New York, New York at 9 a.m. (EDT). The purpose of the meeting is to consider, and to take action with respect to, the following matters:
1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2007, together with the auditors’ report thereon;

2.	the election of directors of the Corporation for the ensuing year;

3.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

4.	the approval of amendments to the Corporation’s stock option plan; and

5.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
Shareholders are referred to the accompanying Management Proxy Circular dated March 20, 2008 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.
A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax number: 905-771-4414) by 4:30 p.m. (Toronto time) two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.
Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 20, 2008 are entitled to receive notice of the Meeting.
DATED as of the 20th day of March, 2008.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

Annual and Special Meeting of Shareholders
to be held on May 7, 2008
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular (the “Information Circular”) is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.
Appointment of Proxyholders and Revocation of Proxies
Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (fax number: 905-771-4414) by 4:30 p.m. (Toronto time) two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof.
A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.
Signing of Proxy
The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).
Voting of Proxies and Exercise of Discretion by Proxyholders
All common shares of the Corporation (“Common Shares”) represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; (ii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation; and (iii) the approval, by way of ordinary resolution, of an amendment to the Corporation’s stock option plan, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares – General
The record date for the purpose of determining holders of Common Shares is March 20, 2008. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to March 20, 2008; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.
As at the date hereof, there were 41,180,748 Common Shares issued and outstanding.
Advice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.

Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
Principal Holders of Common Shares
To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares other than as set forth below:

	Number of Oncolytics	Percentage of Oncolytics
Name and Address	Common Shares Owned	Common Shares

The Bank of New York Mellon
Corporation, New York,	6,512,978(1)	15.81%
New York
Notes:
(1)	As reported by The Bank of New York Mellon Corporation on February 14, 2008 in its Schedule 13G filing with the United States Securities and Exchange Commission

COMPENSATION OF EXECUTIVE OFFICERS
Summary Compensation Table
The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer and Chief Financial Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $150,000 during the financial year ended December 31, 2007 (the “Named Executive Officers”).

					Long Term
		Annual Compensation			Compensation
				Other Annual	Securities Under	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Options Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)

Dr. Bradley G. Thompson	2007	$364,681	$72,206	$19,000	149,160	$15,881
President and Chief Executive Officer	2006	$349,982	$168,000	$18,000	Nil	$20,999
	2005	$324,965	$107,667	$16,500	Nil	$19,498

Douglas A. Ball	2007	$246,240	$53,917	$19,000	33,333	$12,374
Chief Financial Officer	2006	$228,000	$84,500	$18,000	Nil	$13,680
	2005	$206,000	$53,333	$16,500	Nil	$12,360

Dr. Matthew Coffey	2007	$246,240	$53,917	$19,000	33,333	$10,574
Chief Scientific Officer	2006	$228,000	$84,500	$18,000	Nil	$13,680
	2005	$206,000	$53,333	$16,500	Nil	$12,360

Dr. Karl Mettinger (2)	2007	$309,000	$53,356	Nil	33,333	$34,880
Chief Medical Officer	2006	$300,000	$72,614	Nil	Nil	$31,175
	2005	$112,500	Nil	Nil	200,000	$8,660

Mary Ann Dillahunty (2)	2007	$150,000	$26,678	Nil	116,667	$14,516
Vice-President, Intellectual Property
Notes:
(1)	Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers. The dollar amounts set forth under this column relate to RRSP contributions made by the Corporation on behalf of the Named Executive Officer.

(2)	US employees paid in US dollars, all amounts for each US Employee are indicated in US dollars. Dr. Mettinger joined the Corporation in September 2005 and Ms. Dillahunty joined the Corporation on February 1, 2007.
There are no long term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.
Stock Options
Option Grants During the Year Ended December 31, 2007
Stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

				Closing
	Common Shares	% of Total		Market Price
	Under Options	Options Granted	Exercise	on Date of
	Granted	in Fiscal Year	Price	Grant	Expiry Date

Dr. Bradley G. Thompson	149,160	28%	2.22	2.22	December 12, 2017

Douglas A. Ball	33,333	6%	2.22	2.22	December 12, 2017

Dr. Matthew Coffey	33,333	6%	2.22	2.22	December 12, 2017

Dr. Karl Mettinger	33,333	6%	2.22	2.22	December 12, 2017

Mary Ann Dillahunty	100,000	19%	3.28	3.28	February 1, 2017
	16,667	3%	2.22	2.22	December 12, 2017
Aggregated Option Exercises During the Year Ended December 31, 2007 and Financial Year-End Option Values
The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2007 and options exercised by the Named Executive Officers during the financial year ended December 31, 2007:

					Value of Unexercised
	Securities	Aggregate	Unexercised Options at		in-the-Money Options at
	Acquired on	Value	December 31, 2007		December 31, 2007
	Exercise	Realized	(#)		($)(2)
	(#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. Bradley G. Thompson	Nil	Nil	786,160	-	-	-

Douglas A. Ball	Nil	Nil	674,833	-	$4,250	-

Dr. Matthew Coffey	60,000	$90,000	650,883	-	$190,018	-

Dr. Karl Mettinger	Nil	Nil	133,333	100,000	-	-

Mary Ann Dillahunty	Nil	Nil	41,667	75,000	-	-
Notes:
(1)
The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

(2)
The value of the unexercised “in-the-money” options has been determined by subtracting the exercise price of the options from the closing Common Share price of $1.70 on December 31, 2007, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Employment Contracts
The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $444,996 for the calendar year 2008, Mr. Ball is entitled to an annual salary of $257,567 for the calendar year 2008, Dr. Coffey is entitled to an annual salary of $326,224 for the calendar year 2008, Dr. Mettinger is entitled to an annual salary of $318,270 USD for the calendar year 2008 and Ms. Dillahunty is entitled to $231,750 USD for the calendar year 2008. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Termination of Employment or Change of Control
If the Employment Agreements of Dr. Thompson, Mr. Ball or Dr. Coffey are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each shall forthwith vest and become exercisable. Mr. Ball and Dr. Coffey shall be entitled to 12 months pay in lieu of notice; and Dr. Thompson shall be entitled to 18 months pay in lieu of notice. If the Employment Agreements of Dr. Mettinger and Ms. Dillahunty are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan. Dr. Mettinger shall be entitled to not more than 9 months pay in lieu of notice and Ms. Dillahunty shall be entitled to not more than 12 months pay lieu of notice. Further, if there is a change of control of the Corporation and Dr. Thompson, Mr. Ball, Dr. Coffey, Dr. Mettinger or Ms. Dillahunty are terminated without cause within one year following such change of control, then Dr. Thompson shall be entitled to 36 months pay in lieu of notice, Mr. Ball and Dr. Coffey shall be entitled to 24 months pay in lieu of notice, and Dr. Mettinger and Ms. Dillahunty shall be entitled to not more than 24 months pay in lieu of notice.
Compensation of Directors
Each director who is not a salaried employee of the Corporation was entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). The Corporation also grants to directors, from time to time, stock options in accordance with the Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. In the aggregate, a total of $98,250 in director’s fees was paid to the board of directors of the Corporation (the “Board” or “Board of Directors”) during the fiscal year ended December 31, 2007. During the fiscal year ended December 31, 2007, there were 122,500 options granted to the directors.
Following a review by the Compensation Committee and an independent compensation consultant, the independent directors’ compensation will be increased to $1,750 per board and committee meeting attended for 2008. An annual retainer fee of $15,000 will be paid for service during 2008 and the lead director will receive an additional annual $10,000 retainer. The Chair of the Audit Committee will receive an additional annual retainer of $6,000.
Composition of the Compensation Committee
The Corporation has formed a Compensation Committee consisting of three outside directors Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee.
Report on Executive Compensation
In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the Board of Directors on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation’s executive and senior officers.
The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

Submitted by the Compensation Committee:
Fred Stewart (Chair)
Bill Cochrane
Ger van Amersfoort
Performance Graphs
The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2002 to December 31, 2007 (assuming a $100 investment was made on December 31, 2002 at the opening price of the Common Shares on that date) with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.
CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2003	2004	2005	2006	2007
◆ S&P/TSX Composite Index	$100	$126.72	$145.07	$180.08	$211.16	$231.92
* S&P/TSX Capped Health Care Index	$100	$115.24	$95.25	$92.11	$94.40	$73.19
● Oncolytics	$100	$231.25	$289.06	$272.92	$124.48	$88.54

Indebtedness of Directors and Senior Officers
No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.
Interest of Insiders in Material Transactions
There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.
EQUITY COMPENSATION PLAN INFORMATION
Under the Plan the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or providers of services to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. The Plan provides for a fixed maximum of 4,052,075 Common Shares reserved for issuance pursuant to the Plan, which represents approximately 9.8% of the issued and outstanding Common Shares. Of this fixed maximum, 60,000 Options have been exercised and are not available for future grants, leaving 3,992,075 Common Shares currently reserved for issuance pursuant to the Plan, which represents approximately 9.76% of the issued and outstanding Common Shares. There are Options outstanding to acquire 3,870,493 Common Shares, which represents approximately 9.4% of the issued and outstanding Common Shares. At the Meeting, a resolution will be proposed to amend the Plan. See “Amendment to Stock Option Plan”. The number of Common Shares available that may be acquired under an Option granted to a Participant (as defined in the Plan) shall be determined by the Board as at the time the Option is granted, provided that: (i) the aggregate number of Common Shares reserved for issuance under this Plan, together with all other security based compensation arrangements of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to this Plan, together with all other security based compensation arrangements of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under this Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed five percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.
Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversaries following the date of grant. Options are not transferable or assignable except to the person or persons to whom the Participant’s rights pass by the Participant’s will or applicable law following the death or permanent disability of a Participant.
Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option. In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation then Participants shall be entitled to exercise in full or in part any unexercised Options previously granted to such Participant pursuant to the Plan, whether vested or not, either during the term of the Option or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation, whichever first occurs. Currently, the Plan contains a general amendment provision and, in accordance with the requirements of the TSX, no amendments to the Plan are permitted without Shareholder approval.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

			Number of Common Shares
	Number of Common Shares to		Remaining Available for Future
	be Issued Upon Exercise of	Weighted-Average Exercise	Issuance Under Equity
Plan Category	Outstanding Options	Price of Outstanding Options	Compensation Plans

Equity compensation plans	3,870,493	$4.61	121,582
approved by securityholders

Equity compensation plans not approved by securityholders	-	-	-

Total	3,870,493	$4.61	121,582
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.
The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.
The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.
The following represents a tabular review of the corporate governance guidelines as outlined in National Instrument 58-101 – Disclosure of Corporate Governance Practices, and the Corporation’s alignment with each of them.

Corporate Governance Guidelines		Commentary

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.
As at December 31, 2007, the Corporation had nine board members. The seven independent directors of the Corporation are Dr. W. Cochrane, Mr. G. van Amersfoort, Mr. J. Dinning, Mr. M. Lievonen, Dr. E. Levy, Mr. R. Schultz, and Mr. F. Stewart.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
The two directors of the Corporation who are not independent are Dr. B. Thompson the Chairman and Chief Executive Officer of the Corporation and Mr. D. Ball the Chief Financial Officer of the Corporation.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the directors of the Corporation are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Directors who are presently directors of other reporting issuers and those issuers:

Mr. Dinning: Western Financial Group, Liquor Stores Income Fund, Parkland Income Fund and Russel Metals Inc.
Dr. Cochrane: Resverlogix Corporation and Sernova Corporation Mr. van Amersfoort: Paladin Labs Inc.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year the independent Board members have held four such meetings.

Corporate Governance Guidelines		Commentary

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed a chair who is not independent, and has appointed Mr. Schultz, who is an independent and unrelated director, as Lead Director.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and committee chairs, Board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Lead Director also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
There were five regularly scheduled Board meetings and two special meetings in 2007. All Board members (Dr. Thompson, Mr. Ball, Mr. Schultz, Mr. Stewart, Dr. Cochrane, Mr. Levy, Mr. van Amersfoort, Jim Dinning and Mr. Lievonen) attended all 7 meetings.

2.	Board Mandate	Attached as Schedule “A” hereto.

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

3.	Position Descriptions

(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board and the Chief Executive Officer have developed a written position description for the CEO which delineates the role and responsibilities of this position.

4.	Orientation and Continuing Education

(a)
Briefly describe what measures the board takes to orient new directors regarding:

(i)  the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

The Board provides new directors with the Board and committee mandates and reviews these with the new board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.

Corporate Governance Guidelines		Commentary

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;
The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation. A copy of this code of conduct is available on the Corporation’s website www.oncolyticsbiotech.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board satisfies itself regarding compliance with this code through its review of the activities of the Corporation, discussions by the audit committee with the external auditors of the Corporation without management present, and enquiries of management.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

To the best of our knowledge there has been no conduct by any director or executive officer that constitutes a departure from the code and no material change reports have been filed pertaining to any such conduct.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.
Directors provide potential candidates to the Corporate Governance and Nominating Committee of the Board. The committee reviews the recommendations and the qualifications of the candidates and contacts the individuals who are of interest to the Board.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Corporate Governance and Nominating Committee is comprised entirely of independent directors.

Corporate Governance Guidelines		Commentary

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Corporate Governance and Nominating Committee, in its capacity as the nominating committee has the responsibility to present the annual slate of directors to the Board for the board’s approval. Once approved by the Board, the proposed selection will be presented to the shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged to provide additional relevant information to the Compensation Committee.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Board has a Compensation Committee comprised entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the committee are as outlined above.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The compensation consultant retained by the Corporation was Lane Caputo Compensation Inc. Its mandate was to assist the Board in the review of compensation for the selected executive positions of the Corporation and for the independent directors of the Board.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board has established committees each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Mandates for the Board and the Committees of the Board can be found on the Company website under Investor Relations/Corporate Governance. http://www.oncolyticsbiotech.com/corpGovernance.html

Corporate Governance Guidelines		Commentary

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, through its Corporate Governance and Nominating Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

RECEIPT OF FINANCIAL STATEMENTS
The audited financial statements for the financial year ended December 31, 2007 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2007 financial statements, the questions may be brought forward at the Meeting.
ELECTION OF DIRECTORS
The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of nine directors are to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.
The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at February 19, 2008:

		Number of
Name, Present Office		Shares
Held, Municipality of		Beneficially
Residence and Date	History of	Owned and	Number of
Appointed a Director	Principal Occupations	Controlled(4)	Options Held

Bradley G. Thompson, Ph.D. Calgary, Alberta Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	652,900	786,160

Douglas A. Ball, C.A. Calgary, Alberta Director since April 21, 1999	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held	3,000	674,833

		Number of
Name, Present Office		Shares
Held, Municipality of		Beneficially
Residence and Date	History of	Owned and	Number of
Appointed a Director	Principal Occupations	Controlled(4)	Options Held

	this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.

Ger van Amersfoort(2) Oakville, Ont Director since June 15, 2006
President and Chief Executive Officer of Novartis Canada, a pharmaceutical company with in excess of $1 billion in annual sales and a workforce of 1,500, until his retirement in 2001. Before joining Novartis, he was President and Chief Executive Officer of the U.K. SmithKline Beecham operations from 1997 until managing the merger with Novartis in 1999. From 1990 to 1997, Mr. van Amersfoort headed up SmithKline Beecham operations in Canada as President and Chief Executive Officer. Prior to that, he held managing director positions with Beecham and The Boots Company, and sales positions with Bristol Myers in Holland. He is a recipient of the Paul Harris Medal and the Commemorative Medal of the Queen for outstanding services to the community. He has served on the Board of the Pharmaceutical Manufacturers Association of Canada (now Rx and D) for more than nine years, serving as chairman in 1996 and is a director of Paladin Labs Inc.
		5,000	77,500

William A. Cochrane, OC, M.D. (2) (3) Calgary, Alberta Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company), and is a director of Sernova Corp., and a former chairman of University Technologies International Inc. (UTI) at the University of Calgary Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.	6,000	116,000

Jim Dinning (1) Calgary, Alberta Director since March 24, 2004	Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004 and served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is the Chair of Export Development Canada and Director of Russel Metals, as well as other public and private companies.	20,000	105,000

		Number of
Name, Present Office		Shares
Held, Municipality of		Beneficially
Residence and Date	History of	Owned and	Number of
Appointed a Director	Principal Occupations	Controlled(4)	Options Held

Ed Levy(3) Lund, BC Director since May 17, 2006
Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002. From 1988 to 2002, Dr. Levy was with Vancouver-based biotechnology company QLT Inc., most recently as Senior Vice President from 1998. In these roles, he was primarily responsible for negotiating and managing QLT’s strategic alliances, led strategic planning and oversaw the company’s intellectual property. Dr. Levy served on the board of BIOTECanada from 1999-2002, and he has served on the boards of several technology companies and not-for-profits. Dr. Levy holds a PhD in the History and Philosophy of Science from Indiana University and taught philosophy of science at UBC from 1967-1988.
		5,100	77,500

J. Mark Lievonen C.A. (3) Markham, Ontario Director since April 5, 2004	President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998 and holding various positions with Sanofi Pasteur Limited and its predecessors since 1983. Mr. Lievonen serves on a number of industry and community boards and councils including BIOTECanada, the Ontario Genomics Institute, the Ontario Institute for Cancer Research, and York University.	3,000	105,000

Robert B. Schultz, F.C.A. (1) Toronto, Ontario Director since June 30, 2000
Former Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) from 2001 to 2007. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990. Since joining the investment industry in 1971, Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.
		10,000	200,500

Fred A. Stewart, LL.B., Q.C. (1)(2) Calgary, Alberta Director since August 27, 1999	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company) since March 1996. Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta, and as Minister of Technology, Research and Telecommunications from 1986 to 1993.	24,000	167,500

Notes:
(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

(2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

(4)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
APPOINTMENT OF AUDITORS
The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.
AMENDMENT OF STOCK OPTION PLAN
The Board has determined that several amendments to the Plan are necessary. Subject to Shareholder approval, the Board has approved the following amendments to the Plan: (i) an updated general amendment provision; (ii) a mechanism for extending options that expire during a black-out period; and (iii) an expansion of the eligibility provisions of the Plan.
General Amendment Provision
On June 6, 2006, the TSX announced that, effective June 30, 2007, TSX-listed issuers having “general amendment” provisions as part of their securities-based compensation plans will no longer be permitted to make amendments to such plans without shareholder approval, including amendments that are considered routine or of a “housekeeping” nature. Before the TSX changed its rules, shareholder approval was required for a plan or option amendment if the TSX considered the amendment to be material. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval before a company can make them.
In its June 6, 2006 notice (the “TSX Notice”), the TSX advised issuers: (i) to incorporate detailed amending provisions into their securities-based compensation plans (to clarify when shareholder approval for amendments to such plans and outstanding awards will not be required); and (ii) to have those amending provisions approved by shareholders at an early opportunity.
The proposed amendment procedures approved by the Board would permit the Board to amend the Plan or an Option at any time and from time to time, for any reason except for those changes for which the Plan would specifically require Shareholder approval. Under the proposed amendment procedures, the Plan would require Shareholder approval for the following changes to the Plan or Options granted under it:
(a)	increases the number of shares reserved for issuance under the Plan;

(b)
reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing

Options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);
(c)
extends the term of an Option beyond the maximum expiry date set out in the Plan (except where an expiry date would have fallen within a blackout period established under the Corporation’s Trading Policy);

(d)	extends eligibility to participate in the Plan to persons other than officers, directors, and employees of the Corporation or its subsidiaries and consultants to the Corporation or its subsidiaries;

(e)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan; or

(f)	permits awards other than Options to be made under the Plan.
Black Out Periods
In the TSX Notice, the TSX also noted that many listed issuers establish, from time to time, self-imposed black-out periods, which have the effect of restricting certain option-holders from exercising their Options. The TSX recognizes that the establishment of such black-out periods represents good corporate governance and fosters compliance with applicable securities laws, by restricting affected individuals from trading in securities of a publicly listed entity at times when they may be in possession of material, undisclosed information concerning that entity.
However, the TSX has also noted that, due to certain restrictions that otherwise prevent extensions of the time during which an option-holder may exercise Options, an option-holder may be unfairly penalized by not being able to exercise Options during the period that a self-imposed black-out remains in effect. The TSX has indicated that it is not TSX’s intention to penalize option-holders as a result of positive corporate behaviour on the part of issuers and, as a result, the TSX has confirmed that issuers may amend their stock-option plans to provide a conditional extension to the expiration date for Options that expire during, or immediately after, a black-out period.
In light of the foregoing, the Board has approved an amendment to the Plan to provide that Options issued under the Plan will expire on the later of: (i) the expiry date of the affected Options; or (ii) if the expiry date occurs during a black-out period established under the Corporation’s Trading Policy, or within five (5) business days thereafter, the date that is ten (10) business days following the end of such black-out period.
Eligible Participants
Currently, the Corporation does not have any active subsidiaries and the Plan does not allow the Board to issue Options to directors, officers or employees of a subsidiary of the Corporation. In order to provide the Corporation with flexibility to restructure its business and continue to provide flexibility to the Board to grant Options following any restructuring or expansion of the Corporation, the Board has approved an amendment to the Plan to allow for the issuance of Options to directors, officers and employees of any subsidiary of the Corporation as well as any consultants retained by any subsidiary of the Corporation.
General
At the Meeting, Shareholders will be asked to approve the following resolution:
BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the “Corporation”), that the amendments to the stock option plan of the Corporation to modify the general amendment provision, provide for the extension of options that expire during a blackout period and expand the definition of eligible participants, as approved by the Board of Directors on March 5, 2008 and described in the management proxy circular of the Corporation, dated March 20, 2008, be and the same are hereby approved, ratified and confirmed, without amendment
The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
OTHER MATTERS TO BE ACTED UPON
Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.
EFFECTIVE DATE
Except as otherwise specified herein, the information set forth in this Information Circular is provided as of March 20, 2008.
ADDITIONAL INFORMATION
     Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 or by facsimile at (403) 283-0858.

Schedule A
ONCOLYTICS BIOTECH INC.
MANDATE OF THE BOARD OF DIRECTORS
1.	Policy Statement
The Board of Directors (the “Board”) of Oncolytics Biotech Inc. (the “Corporation”) has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.
2.	Composition and Operation
The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who meets the requirements of NASDAQ Rule 4200 and National Instrument 58-101 who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
Chairman:
The members of the Board shall elect a Chair from among the members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.
Lead Director:
The independent members of the Board shall elect a Lead Director from among the independent members in the event the Chair of the Board is not independent. The Lead Director’s role is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees and the Chairman/President and Chief Executive Officer, shall facilitate the selection of committee members and chairs, shall prepare or approve board meeting and planning meeting agendas, shall assess the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director shall also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

3.	Responsibilities
The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.
The Board is essentially accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board’s accountability.
4.	Specific Duties
LEGAL REQUIREMENTS
(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the statutory responsibility to:
(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.
(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:
(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the

Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the audited annual financial statements;

(ix)	the adoption, amendment or repeal of by-laws; and

(x)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation.
INDEPENDENCE
(d)	The Board shall have the responsibility to:
(i)	implement appropriate structures and procedures to permit the Board to function independently of management;

(ii)	schedule meetings of the independent board members separately from management and management directors as part of each regularly scheduled board meeting;

(iii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iv)	provide an orientation and education program for newly appointed members of the Board.

(v)
In order to allow the Board to function independently of management during the period of time that the Chairman of the Board is also the Chief Executive Officer of the Corporation, the position of Lead Director shall be instituted. In this regard, the Lead Director, individually or with the support of the Corporate Governance and Nominating Committee, will consult with the Chairman/CEO on selection of the committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of meetings of the Board. The Lead Director will also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/CEO, or personal liability matters. The Lead Director will also participate with the members of the Compensation Committee evaluating the performance of the CEO.

STRATEGY DETERMINATION
(e)	The Board shall:
(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.
MANAGING RISK
(f)
The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(g)
The Board shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

APPOINTMENT, TRAINING AND MONITORING OF SENIOR MANAGEMENT
(h)	The Board shall:
(i)
appoint the Chief Executive Officer (“CEO”), the Chief Financial Officer and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii)	establish limits of authority delegated to management through the annual business plan; and

(iv)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation.
REPORTING AND COMMUNICATION
(i)	The Board has the responsibility to:
(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.
MONITORING AND ACTING
(j)	The Board has the responsibility to:
(i)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.
5.	Other Activities
(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.
6.	Date of Mandate
This Mandate was initially approved by the Board on September 3, 1999. Subsequent to that date, the Board has amended and restated this Mandate on each of December 13, 2002, April 23, 2003 and March 5, 2004. This Mandate is effective from and after December 13, 2005.

EXHIBIT 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number
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Form of Proxy – Annual and Special Meeting to be held on May 7, 2008
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 4:30 pm, Eastern Time, on Monday, May 5, 2008.
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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+	+

Appointment of Proxyholder
I/We, being holder(s) of Oncolytics Biotech Inc. hereby appoint: Bradley G. Thompson, or failing him, Douglas A. Ball	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Oncolytics Biotech Inc. to be held at the Yale Club, 50 Vanderbilt Ave., New York, NY on May 7, 2008 at 9:00 am and at any adjournment thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors
The nominees proposed by Management are: Bradley G. Thompson, Douglas A. Ball, William A. Cochrane, Jim Dinning, Ed Levy,
J. Mark Lievonen, Robert B. Schultz, Fred A. Stewart and Ger van Amersfoort.
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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

	For	Withhold
2. Appointment of Auditors
Appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Stock Option Plan	For	Against
BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the “Corporation”), that the amendments to the stock option plan of the Corporation to modify the general amendment provision, provide for the extension of options that expire during a blackout period and expand the definition of eligible participants, as approved by the Board of Directors on March 5, 2008 and described in the management proxy circular of the Corporation, dated March 20, 2008, be and the same are hereby approved, ratified and confirmed, without amendment.
	☐	☐
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Authorized Signature(s) - This section must be completed	Signature(s)	Date
for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

■	0 3 7 7 9 2	A R 0	O N C Q	+